Mail Stop 3561

January 20, 2008

Mr. Michael A. Jackson, President & CEO
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4431

Re: **Verso Paper Corp.**
        Registration Statement on Form S-1
        Filed on December 20, 2007
        File No. 333-148201

Dear Mr. Jackson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

2.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

3.   Significant portions of the registration statement and key terms of the offering are incomplete. We note that the company has not completed various terms of

offering as reflected in numerous sections of the prospectus, for example The offering, page 9, Use of Proceeds, page 25, Capitalization and Cash, page 26, Dilution, page 27, and various other disclosures. We are unable to provide comments in many areas of the registration statement because of these missing details. Please revise to complete all blanks in your next amendment except for pricing information.

4. Other than as an investor, please describe the role of Apollo Management, L.P. ("Apollo") in the management and operation of the company and its affiliates. Please disclose the percentage of common stock that Apollo will own after the offering has consummated. We may have further comment.

5. Throughout the registration statement, the company cites statistics by Resource Information Systems, Inc. ("RISI"). However, these general references to RISI are insufficient. Please cite to specific reports, including the title, date, and author. Also, please indicate where this information may be obtained by the public.

6. We note on page F-15 that the Senior Secured Credit Facilities contain covenants that restrict Verso Paper Holdings LLC's ability to, among other things, pay dividends and sell assets, including the capital stock of restricted subsidiaries. Please tell us whether the net assets of your subsidiaries are restricted as defined in Rule 4-08(e)(3) of Regulation S-X and provide us with the basis for your determination. If the net assets of your subsidiaries are restricted, provide the disclosures set forth by Rule 4-08(e)(3) and Schedule I in Rule 5-04 of Regulation S-X.

7. Please include the disclosures required by Item 302 of Regulation S-K.

8. In an appropriate place in the registration statement, please provide a list or table of all debt or financial arrangements by Verso Paper Corp. and its affiliates clearly describing the significant terms of each loan, note, or facility. We may have further comment. See also page 10.

9. Please name each entity providing these financing arrangements, to the extent known.

Cover page

10. Revise to indicate the amount of securities being registered.

11. Please identify the underwriter and disclose whether the offering is a firm commitment deal.

Table of Contents

12.   We note your statement that "[t][he information in this document and any free
        writing prospectus may only be accurate as of their respective dates." Revise to
        remove the noted statement.

Market and Industry Information, page ii

13.   We note your statement that "although we believe these sources are reliable, we
        … cannot guarantee its accuracy and completeness." Verso Paper Corp. may not
        deny that it is responsible for the accuracy of the information presented in their
        registration statement. Revise as appropriate.

14.   We note your reference to industry information provided by Resource Information
        Systems, Inc., as well as your reference to information published by Pöyry on
        page 55. Please file their consents or confirm that data they provided is available
        either for free or at a nominal cost. See Rule 436 of Regulation C.

Prospectus Summary, page 1

15.   Significant portions of the summary are substantially the same as the business
        section. Please edit this section accordingly pursuant to Item 503(a) of
        Regulation S-K.

16.   We note your statement that "we are also North America's lowest cost producer
        of coated freesheet paper …" We also note your statement that "based on our
        coated paper production capacity, every $50 per ton achieved in increased selling
        prices equates to $86 million in additional revenues and operating profits." The
        basis for comparative factual assertions and for Verso Paper's or management's
        belief in certain qualitative statements must be clear from the text of the
        prospectus or provided supplementally to the staff. Revise the disclosure
        throughout the document to address our concerns, or advise us supplementally as
        necessary.

The Merger, page 8

17.   Please consider adding a diagram showing the corporate structure, before and
        after the offering, of Verso Paper Corp. and the other companies to better help the
        investors understand the merger and the resulting combined company.

18.   Please clarify that the description in the summary and the business section is that
        of Verso Paper Corp. after the merger, not before. Also, please provide a brief
        description of each entity in this section prior to the merger.

Covenant Compliance, page 14

19.   Please clarify that the combination of the Successor and Predecessor periods for
       the year ended December 31, 2006, is not contemplated by generally accepted
       accounting principles and disclose the limitations related to such a presentation.

20.   We note you present "as adjusted cash interest expense". Please explain to us
       how your presentation of this measure complies with the presentation and
       disclosure requirements of Item 10(e) of Regulation S-K and Article 11 of
       Regulation S-X.

21.   We note that you believe that the presentation of Adjusted EBITDA provides
       additional information to demonstrate your compliance with your financial
       covenants and assess your ability to incur additional indebtedness in the future.
       As such, it appears that Adjusted EBITDA represents a non-GAAP measure of
       liquidity. Please reconcile Adjusted EBITDA to cash flows from operations.

Risk Factors, page 15

22.   In the first full risk factor on page 17, please discuss whether the prices for raw
       materials have been volatile in recent years.

23.   Please add a risk factor addressing the authorization of an indeterminate amount
       of preferred stock, in which the board has wide discretion on the terms and
       structure. Please focus on the affect on investors on the issuance of preferred
       stock.

24.   Please revise the risk factor "Our substantial indebtedness could adversely affect
       our financial health" to indicate the amount of payments you will need to make on
       your indebtedness during each of the next three fiscal years.

Use of Proceeds, page 25

25.   Please provide a more detailed disclosure of the use of proceeds beyond the
       repayment of debt. For example, the business section mentions expansion,
       research and development, productivity projects, etc.

26.   Indicate the businesses that you will acquire, if known. Otherwise, please revise
       to indicate the nature of the acquisitions that will be sought.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

27.   We note that you combined the results of operations for certain predecessor and successor periods. Please explain any purchase accounting adjustments and quantify the effects of having applied purchase accounting in comparing results from period to period.

Liquidity and Capital Resources, page 43

Contractual Obligations, page 47

28.   Please provide footnotes to your contractual obligations table that discuss the material obligations that you have incurred subsequent to December 31, 2006.

Business, page 53

29.   Please clarify if any of the long-standing relationships with its customers have been affected by the company's transition from being a division of International Paper to a portfolio company of Apollo.

30.   Please provide more detail regarding the sales contracts used by the company. For example, are these contract long term supply contracts, or are the negotiated on an annually or periodic basis?

31.   Throughout the prospectus, the company mentions that it is in a competitive advantage due the closing of competitors due to high energy costs, unfavorable currency rates, and other inflationary factors. Please clarify how these negative factors affect the company's business. For example, does the company have material sales outside of the United States where unfavorable currency rates might be an issue? Although the company has a dedicated energy source for some of its plants, does the company face similarly high energy costs?

32.   On page 54, the company states it has an "emphasis on product innovation and development." Please clarify the basis for this statement.

33.   On page 54 there is a reference to the "development of proprietary manufacturing processes." Please clarify the meaning of this reference.

34.   On page 55, there is a reference to Pöyry describing the company as "among the most efficient and lowest cost coated paper mills globally …." Please identify the specific report, date, and author which is the basis for this statement.

35.   On page 56, the company identifies pursuing acquisitions and strategic
        partnerships in the North American coated paper industry as part of its business
        strategy. Please identify any acquisitions that the company is currently seeking or
        has entered into negotiations.

36.   Throughout the prospectus, the company states that one competitive advantage is
        that International Paper has invested $1.7 billion in capital expenditures since
        1985. Please provide sufficient disclosure to balance this statement. For
        example, what is the useful life of capital assets of the company? If much of the
        $1.7 billion spent on capital assets have subsequently been replaced or is now
        outdated, that figure may not be relevant. See also page 57, which describes $260
        million in capital expenditures for productivity enhancements or expansion within
        the last seven years.

37.   Please disclose the sales volume made through the WebExpress system.

38.   Please identify which competitors are North American entities and which ones are
        overseas manufacturers.

Legal Proceedings, page 65

39.   Please clarify that the legal proceedings incidental to the conduct of the
        company's business are not material to the company's business in addition to its
        financial condition, results of operations, or cash flows as described on page 65
        (i.e. Item 103, Instruction 5C of Regulation S-K).

40.   Please clarify what was the initial result of the permit dispute currently under
        appeal before the Maine Board of Environmental Protection.

Management, page 66

41.   In each management biography, please specify the years the respective individual
        was affiliated with each listed entity. If you voluntarily disclose business
        experience of management beyond five years, please fill in any gaps.

42.   We note none of the management biographies lists officer or director positions
        with other Verso entities such as Verso Paper Holdings LLC, Verso Paper Inc., or
        Verso Paper LLC. Please advise or revise.

43.   Please clarify for Messrs. Harris, Kleinman, and Zaken if they are general
        partners at Apollo Management, L.P.

44.   Please identify your audit and compensation committee members. Also, please
        identify your independent audit committee members and your financial expert.

45.   Please identify where investors may obtain a copy of the code of ethics.

Compensation Discussion and Analysis, page 70

46.   Revise to identify the companies within the peer group profile and modified peer
        group used by the company to review its compensation policies. We note your
        disclosure that base salaries are intended to be competitive with the market
        average. Clearly disclose the benchmark used. Your disclosure should include a
        discussion of where your payments fall within the targeted parameters. If your
        actual compensation was outside the targeted percentile range include an
        explanation of the reasons.

47.   You have not provided a quantitative discussion of all of the terms of the
        necessary targets to be achieved for your named executive officers to earn their
        incentive bonuses. For example, we note your disclosure that for 2006 the VIP
        performance goals were based entirely on achievement of EBITDA targets.
        Revise to disclose the specific performance targets used to determine incentive
        amounts or provide a supplemental analysis as to why it is appropriate to omit
        these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the
        extent that it is appropriate to omit specific targets, please provide the disclosure
        pursuant to Instruction 4 to Item 402(b). General statements regarding the level
        of difficulty, or ease, associated with achieving performance goals either
        corporately or individually are not sufficient. Provide as much detail as necessary
        without providing information that poses a reasonable risk of competitive harm.

Executive Compensation, page 76

48.   Revise to update this disclosure through the fiscal year ended December 31, 2007.

Principal Stockholders, page 81

49.   Please provide the name(s) of the natural person(s) that have ultimate voting or
        dispositive control of shares attributable to Apollo.

50.   Please provide the amount and percentage of shares beneficial held by the
        principal shareholders, officers, and directors after this offering. We have further
        comment.

51.   In footnote 1 on page 81, the company notes that Messrs. Harris, Kleinman, and
        Zaken may be beneficial owners of the common stock of the company, but
        "disclaims beneficial ownership of any such interests in which he does not have a
        pecuniary interest." Please provide more information regarding Messrs. Harris
        Kleinman, and Zaken's interests in Apollo that hold stakes in Verso Paper Corp.

and its affiliates.

Provide an analysis as to why Messrs. Harris, Kleinman, and Zaken should not be considered beneficial owners of the company through their stakes in Apollo. Otherwise, the Messrs. Harris, Kleinman, and Zaken should each be listed as beneficial owners of the company prior to the offering.

Certain Relationships and Related Party Transactions, page 83

52.   Please provide more details concerning the "management services and advice" rendered by Apollo under its management agreement with the company's parent and subsidiary.

53.   Revise to indicate the amount of fees paid to Apollo to date under its management agreement.

54.   Please disclose whether any additional fees have been paid, or will be paid, to Apollo as a financial advisor or investment banker.

55.   On page 83, the company discloses that it "expect[s] that the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement," upon the consummation of the offering. Please clarify this statement and describe any circumstances the management agreement and associated fees would not terminate upon the consummation of the offering.

56.   Identify any members of management who have entered into the management limited partnership agreement. We may have further comment.

Underwriting, page 91

57.   Please identify the underwriter and the significant terms of the underwriting agreement. We note that this section is pro forma in nature and currently references agreements and communications that may have yet to take place. We may have further comment once the requested details of this section have been provided.

Financial Statements

Combined Balance Sheets, page F-3

58.   Please revise the balance sheets presented to provide the balance sheet captions set forth by Items 30 through 32 of Item 5-02 of Regulation S-X.

Note 1. Summary of Business and Significant Accounting Policies, page F-7

59.   We note on page F-3 that you have capitalized at December 31, 2006,
        reforestation costs of approximately $10 million. Please describe what these costs
        represent, and the method by which you amortize the capitalized costs.

Note 3. Acquisition, page F-11

60.   We note that approximately $21 million of the acquisition price of the Coated and
        Supercalendared Division of International Paper Company was allocated to
        trademarks which are not being amortized. Please tell us how you applied the
        factors in paragraph 11 of SFAS 142 in determining that an indefinite useful life
        is appropriate.

Note 12. Bucksport Energy Asset Investment, page F-18

61.   We note your disclosure that you account for your joint ownership interest in
        Bucksport Energy LLC under the proportional consolidation method. Please tell
        us why you believe the use of the proportional consolidation method is
        appropriate, or revise your financial statements accordingly. In your response, tell
        us how you considered the guidance in EITF 00-01 in determining the accounting
        treatment for this investment.

Unaudited Condensed Combined Financial Statements, page F-35

62.   We note from a press report dated May 16, 2007 that L.L. Bean did not renew a
        long-term contract with you. In light of this development, please tell us how you
        considered the guidance in SFAS 144 in determining whether an impairment was
        present. In addition, expand Management's Discussion and Analysis to describe
        the impact that the contract loss will have on your results of operations and cash
        flows, to the extent the loss is reasonably likely to have a material effect.

Note 14. Derivatives, page F-48

63.   Please disclose where you classify realized gains from derivative activities on
        your statement of operations, and disclose the amount of realized gains
        recognized to the extent material.

Signature

64.   Please have your principal accounting officer or controller sign in that capacity.

Part II

Other Expenses of Issuance and Distribution, page II-1

65.   Revise to indicate the fees payable by the registrant in the table.

Item 15. Recent Sale of Unregistered Securities

66.   Please revise to indicate the facts relied upon to make the noted exemption
        available.

67.   Please revise to indicate the number of securities issued to Verso Paper
        Management LP.   Also indicate the amount of consideration paid in the
        Acquisition for the issued securities.

Item 16. Exhibits and Financial Statement Schedules, page II-2

68.   We note that several of your exhibits, including your legality opinion, have not
        been filed. Please note that we review, and frequently comment upon, these
        agreements. Accordingly, in order to facilitate your review, please ensure that
        these exhibits are filed as soon as practicable.

(b) Financial Statement Schedules, page II-2

69.   Please report restructuring accruals on Schedule II or tell us why you do not
        believe that is necessary.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the

time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Joshua Thomas at (202) 551-3832. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Raymond Y. Lin, Esq.
        Fax: (212) 751-4864